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                            	SCHEDULE 13E-3
                            	(Rule 13e-100)

   	Transaction Statement Pursuant to Section 13(e) of the Securities
           	Exchange Act of 1934 and Rule 13e-3 Thereunder

                 	SECURITIES AND EXCHANGE COMMISSION
                       	Washington, DC  20549

                   	Rule 13e-3 Transaction Statement
       	(Pursuant to Section 13(e) of the Securities Act of 1934)
                          	(Amendment No. 1)

                     GOOD IDEAS ENTERPRISES, INC.
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                         	(Name of Issuer)

                     GOOD IDEAS ENTERPRISES, INC
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	                (Name of Person(s) Filing Statement)

                      COMMON STOCK, $.001 PAR VALUE
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                    	(Title of Class of Securities)


                               3821 0610
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                 	(CUSIP Number of Class of Securities)

                            	ROBERT STUTMAN
                       	GOOD IDEAS ENTERPRISES, INC.
                           	4517 NW 31st Avenue
                       	Ft. Lauderdale, Florida  33309
                              (954) 739-9600
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(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Person(s) Filing Statement)

	This statement is filed in connection with (check the appropriate box):

	a.	[ ]	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the
Securities Exchange Act of 1934.

	b.	[X]  The filing of a registration statement under the Securities Act of 1933.

	c.	[ ]  A tender offer.

	d.	[ ]  None of the above.

	Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

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                        	Calculation of Filing Fee
                         -------------------------

	Transaction                     Amount of Filing Fee
	Valuation*                           $548.00
	$1,806,311


	*	  The fee was calculated on the basis of an assumed value
     of $1.625 (the closing sales price on February 14, 1997) assigned to a share of the Common Stock of Good
     Ideas Enterprises, Inc. to be issued in the proposed transaction and it was assumed that an aggregate of 688,302 shares would be issued to the Issuer's minority stockholders for their 1,548,680 shares and that 74,285 shares would be issued upon the exercise of warrants at an exercise price of $12.115 per share.

	[X]	Check box if any part of the fee is offset as provided
     by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.


Amount Previously Paid:        $633.00
                       -------------------------------------------------------


Form or Registration No.: Registration Statement on Form S-4, File No. 333-3734
                          -----------------------------------------------------

Filing Party:  Substance Abuse Technologies, Inc.
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	Date Filed:       April 18, 1996
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                          	CROSS REFERENCE SHEET

 	  Schedule 13E-3					                      Registration Statement
	   Item Number and Caption			           	   Caption
    -----------------------                  ----------------------

1.	  Issuer and Class of Security			         Good Ideas Market
	    Subject to the Transaction			           Information

2.	  Identity and Background			              Management-Business History;
                                             Summary-Background of the
                                             Company; Business of the
                                             Company-General

3.	  Past Contacts, Transactions			          Material Contacts of SAT With
    	or Negotiations		                       Good Ideas; The Merger
                                             and Related Matters-Reasons
                                             for the Merger and Approval

4.	 Terms of the Transaction			              Terms of the Transaction;
                                             The Merger and Related Matters

5.	 Plans or Proposals of the				             Terms of the Transaction; The
  	 Issuer or Affiliate			                    Merger and Related Matters

6.	 Source and Amounts of Funds			            The Merger and Related
 	  or Other Consideration				                Matters-Fees and Expenses

7.	 Purposes, Alternatives,				               The Merger and Related
 	  Reasons and Effects					                  Matters-Reasons for the
                                              Merger and Approval and
                                              Certain Tax Consequences

8.	 Fairness of the Transaction			            The Merger and Related
                                              Matters-Reasons for
                                              the Merger and Approval and
                                              Fairness Opinion; Terms of the
                                              Transaction-The Consent
                                              Procedure-Statutory Basis

9. 	Reports, Opinions, Appraisals		           The Merger and Related
   	and Certain Negotiations				              Matters-Fairness Opinion

10.	Interest in the Common Stock			           Good Ideas Principal
	   of the Issuer						                       Stockholders

11.	Contracts, Arrangements or				            The Merger and Related
	   Understandings with Respect				           Matters-Terms of the Merger
   	to the Common Stock 	                  			Agreement

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                       	CROSS REFERENCE SHEET

	Schedule 13E-3					                          Registration Statement
	Item Number and Caption			                  	Caption
 -----------------------                      ----------------------


12.	Present Intention and					               The Merger and Related
   	Recommendation of Certain	               Matters-Reasons for the
	   Persons With Regard to the	              Merger-Authorization
	   Transaction

13.	Other Provisions of the				              Terms of the Transaction-
   	Transaction			                           The Consent Procedure-
                                             Rights of Dissenting Good
                                             Ideas Stockholders

14.	Financial Information					               Summary Historical and Proforma
                                             Combined Financial Data; Good
                                             Ideas' Selected Financial
                                             Data; Good Ideas' Financial
                                             Statements

15.	Persons and Assets Employed,			          The Merger and Related
   	Retained or Utilized		                   Matters-Fees and Expenses;
                                             Terms of the
                                             Transaction-Miscellaneous

16.	Additional Information				               Not Applicable

17.	Material to be Filed as				              Appendices A and B to
    Consent	Exhibits				                   		Solicitation Statement/Prospectus

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Item 1.  Issuer and Class of Security Subject to the Transaction.

	(a) This Rule 13e-3 transaction (the "Merger") relates to the common stock, $.001 par value (the "Good Ideas Common
Stock"), of Good Ideas Enterprises, Inc. ("Good Ideas"), which has its principal office at 4517 NW 31st Avenue, Ft. Lauderdale,
Florida  33309.

	(b) As of March 31, 1997, there were 3,948,680 shares of the Good Ideas Common Stock outstanding, of which 1,548,680 were held by stockholders (the "Good Ideas Minority Stockholders") other than Substance Abuse Technologies, Inc. ("SAT") and there were 146 holders of record of the Good Ideas Common Stock (including SAT).

	(c) SAT is simultaneously filing an Amendment No. 2 to Registration Statement on Form S-4, File No. 333-3734 (the "Registration Statement"), under the Securities Act of 1933, as amended (the "Securities Act"), relating to this Rule 13E-3 transaction. Information as to the market and the market prices for the Good Ideas Common Stock may be found under the caption "Good Ideas Market Information-Market Data" in the Consent Solicitation Statement/Prospectus (the "Prospectus") constituting
Part I of the Registration Statement, which information is incorporated herein by this reference.

	(d) Good Ideas has not declared any dividends on the Good Ideas Common Stock to date and, in view of the continuing losses, the Board of Directors of Good Ideas has stated that the Company has no current intention to pay any such dividends. Good Ideas is not aware of any restrictions in any agreement or security which restricts Good Ideas' present or future ability to pay dividends.

	(e) Pursuant to a registration statement under the Securities Act which became effective on February 17, 1994, Good Ideas sold in a publicly underwritten offering 1,200,000 shares of the Good Ideas Common Stock at $5.00 per share and received approximately $4,735,000 in net proceeds. In April 1994, an additional 65,200 shares of the Good Ideas Common Stock were sold pursuant to the underwriter's overallotment option and Good Ideas received approximately $281,000 in net proceeds.

	(f)  Not Applicable.

Item 2.  Identity and Background.

	Good Ideas, the reporting person with respect to this
Schedule 13E-3, is the issuer of the Good Ideas Common Stock, the class of equity securities which is the subject of this Rule
13e-3 transaction.

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	(a)-(d) and (g) Reference is made to the section "Summary-
Background of the Company" and "Business of the Company-General" in the Prospectus, which is incorporated herein by this reference, for the following information relating to Good Ideas, the reporting person: its state of organization, its principal business and the address of its principal executive offices, which information is incorporated herein by reference.

	(e) and (f) During the last five years, Good Ideas has not been convicted in a criminal proceeding and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

	For each of the directors and executive officers of Good Ideas, there is furnished the following information: (a) the person's name; (b) his or her residence or business address; (c) his or her present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted;
(d) information as to material occupations, positions, offices or employments during the last five years is incorporated herein by reference to the section "Business History" under the caption "SAT Management" in the Prospectus; (e) whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (f) whether or not, during the last five years, such director and/or executive officer was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, Federal or State securities laws or finding any violation of such laws; and, if so, identifying and describing such proceeding and summarizing the terms of such judgment, decree or final order; and (g) citizenship.

	(a)	Robert Stutman
	(b)	c/o Substance Abuse Technologies, Inc.
		   4517 NW 31st Avenue
		   Ft. Lauderdale, FL  33309
	(c)	Chairman of the Board and Chief Executive Officer of
     Substance Abuse Technologies, Inc.
   		4517 31st Avenue
   		Ft. Lauderdale, FL  33309
	(d)	Reference is made to the section "Business History"
     under the caption "SAT Management" in the Prospectus,
     which is incorporated herein by this reference.
	(e)	No
	(f)	No
	(g)	United States

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	(a)	Linda H. Masterson
	(b)	c/o Substance Abuse Technologies, Inc.
   		10410 Trademark Street
		   Rancho Cucamonga, CA  91730
	(c)	President of Substance Abuse Technologies, Inc.
		   10410 Trademark Street
		   Rancho Cucamonga, CA  91730
	(d)	Reference is made to the section "Business History"
     under the caption " SAT Management" in the Prospectus,
     which is incorporated herein by this reference.
	(e)	No
	(f)	No
	(g)	United States

	(a)	Robert Muccini
	(b)	c/o Substance Abuse Technologies, Inc.
   		4517 31st Avenue
		   Ft. Lauderdale, FL  33309
	(c)	Vice President - Finance, Treasurer, Chief Financial
     Officer and Chief Accounting Officer of Substance Abuse
     Technologies, Inc.
   		4517 31st Avenue
   		Ft. Lauderdale, FL  33309
	(d)	Reference is made to the section "Business History"
     under the caption "SAT Management" in the Prospectus,
     which is incorporated herein by this reference.
	(e)	No
	(f)	No
	(g)	United States

	(a)	Michael S. McCord
	(b)	2001 Kirby Drive
   		Suite 701
   		Houston, TX  77019
	(c)	Self Employed
   		McCord Investments
   		2001 Kirby Drive
   		Suite 701
   		Houston, TX  77019
	(d)	Reference is made to the section "Business History"
     under the caption "SAT 			Management" in the Prospectus,
     which is incorporated herein by this reference.
	(e)	No
	(f)	No
	(g)	United States

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	(a)	William D. Robbins
	(b)	7 Knoll Tavern Road
   		Flemington, NJ  08822
	(c)	Currently seeking employment - until December 31, 1996
     was the Chief Executive Officer and an employee of Good Ideas.
	(d)	Reference is made to the section "Business History"
     under the caption "Good 			Ideas Management" in the
     Prospectus, which is incorporated herein by this reference.
	(e)	No
	(f)	No
	(g)	United States

Item 4.  Terms of the Transaction.

	(a)	Pursuant to resolutions adopted by SAT's Board of
Directors on December 3, 1996 as modified on February 17, 1997, SAT will offer .36 of a share of its Common Stock, $.01 par value (the "SAT Common Stock"), for each share of the Good Ideas Common Stock held by Good Ideas stockholders other than SAT (the "Good Ideas Minority Stockholders") if a merger (the "Merger") of Good Ideas Acquisition Corp. ("Acquisition Corp."), a wholly-owned subsidiary of SAT, with and into Good Ideas is approved by at least a majority of the Good Ideas Minority Stockholders. If the Merger is so adopted and consummated, an aggregate of 557,524 shares of the SAT Common Stock will be issued to the Good Ideas Minority Stockholders. Reference is made to the section "Terms of the Transaction - The Merger" for information as to how initially using a formula, the SAT Board determined the exchange ratio.

	On December 3, 1996 and February 17, 1997, the Good Ideas Board of Directors approved the SAT offer as fair to the Good Ideas Minority Stockholders and, on the latter date, each of the SAT Board and the Good Ideas Board authorized execution of the Agreement and Plan of Merger dated as of February 17, 1997 (the "Merger Agreement") by and among SAT, Acquisition Corp. and Good Ideas.

	(b)	There is no term or arrangement concerning the Rule
13e-3 transaction relating to any security holder of Good Ideas which is not identical to that relating to other security holders of the same class of securities of Good Ideas.

Item 6.  Source and Amounts of Funds or Other Consideration.

	(a)	Because Good Ideas is a discontinued operation and,
accordingly, has no revenues, it will have to depend on funds loaned or invested by SAT to pay the expenses of the Rule 13e-3 transaction for which it is responsible. SAT will use its revenues to pay the expenses of the Rule 13e-3 transaction, although, because funds are fungible, some may come from

<PAGE 9>

financings. As indicated in the response to Item 4(a) of this Schedule, SAT is offering shares of the SAT Common Stock for the shares of the Good Ideas Common Stock held by the Good Ideas Minority Stockholders and not a cash consideration, except to pay for fractional shares.

	(b)	Reference is made to "The Merger and Related Matters -
Fees and Expenses" in the Prospectus, which is incorporated herein by this reference, for information as to the expenses incurred or estimated to be incurred by SAT and Good Ideas relating to the Merger. Any funds Good Ideas borrows from SAT to pay its costs and expense will be offset against SAT's indebtedness to Good Ideas.

	(c)	See the response to sections (a) and (b) of this Item 6
to the Schedule.

	(d)	Not Applicable.

Item 8.  Fairness of the Transaction.

	(a)	Good Idea's Board of Directors unanimously and
reasonably believes that the Merger is fair to the Good Ideas Minority Stockholders. Reference is made to the section "The Merger and Related Matters-Reasons for the Merger," primarily subsection (7) thereof, in the Prospectus for information relating to the basis of such belief, which information is incorporated herein by this reference.

	(b)	Reference is made to the section "The Merger and
Related Matters - Reasons for the Merger," primarily subsections
(7) and (9) thereof in the Prospectus for information as to the material factors upon which the belief of the Good Ideas Board in section (a) of this Item 8 to the Schedule is based and the weight given to each of these factors.

	(c)	Reference is made to the section "Terms of the
Transaction - The Consent Procedure - Statutory Basis" in the Prospectus, which is incorporated herein by this reference, where it is stated that at least a majority of the Good Ideas Minority Stockholders must approve the Merger.

	(d)	None of the directors of Good Ideas who approved the
Merger on December 3, 1996 and February 17, 1997 are employees of Good Ideas, although two of the four are employees of SAT. See the section "The Merger and Related Matters - Reasons for the Merger," primarily subsection (2) thereof, for information as to why no unaffiliated representative was engaged to negotiate the terms of the Rule 13e-3 transaction and the safeguards to protect the Good Ideas Minority Stockholders, including the obtaining of a fairness opinion from an independent investment banking firm.

	(e) All directors of Good Ideas, none of whom are employees of Good Ideas, approved the Merger, on December 3, 1996 and
February 17, 1997.

<PAGE 10>

	(f) There was no offer from any unaffiliated person during the preceding 18 months for (1) the merger or consolidation of Good Ideas into or with such person or such person with or into Good Ideas, (2) the sale or other transfer of all or any substantial part of the assets of Good Ideas or (3) securities of Good Ideas which would enable the holder thereof to exercise control of Good Ideas. Reference is made to the section "The Merger and Related Matters - Sale of Good Ideas" for information as to a contemplated sale of Good Ideas inventory.

Item 13.  Other Provisions of the Transaction.

	(a) Reference is made to the sections "Terms of the Transaction-The Consent Procedure-Rights of Dissenting Good Ideas Stockholders" in the Prospectus for a description of the appraisal rights the Good Ideas Minority Stockholders have if the Merger is consummated, which information is incorporated herein by this reference.

	(b) No provision has been made by Good Ideas or SAT in connection with the Merger to allow unaffiliated Good Ideas security holders to obtain access to the corporate files of the issuer, other than as set forth in exhibits to the Registration Statement or to obtain counsel or appraisal services at the expense of either Good Ideas or SAT.

	(c) The Merger does not involve the exchange of debt securities.

Item 17.  Material to be Filed as Exhibits

	(a)	Not applicable.

	(b)	The opinion referred to in Items 8(d) and 9 of this
Schedule is Appendix B to the Prospectus and is incorporated herein by this reference.

	(c) The Merger Agreement is Appendix A to the Prospectus and is incorporated herein by this reference.

	(d) The only disclosure document to be furnished to the Good Ideas Minority Stockholders is the Prospectus, which is incorporated herein by this reference.

	(e) The Appraisal Rights are described in Appendix C to the Prospectus, which is incorporated herein by this reference.

	(f)	Not Applicable.

<PAGE 11>

                       SIGNATURES

	After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned does hereby certify that the information set forth in this statement is true, complete and correct.




						                                April 22, 1997
                                 ----------------------
                                 								(Date)


                           						SUBSTANCE ABUSE TECHNOLOGIES, INC.



                           						By:  /s/ Robert S. Stutman
                                    ------------------------------
                                 									Robert S. Stutman
                                   							Chairman of the Board